Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PROVIDES UPDATE ON EXPLORATION DRILLING
AT THE SAN JOSÉ MINE

TORONTO, ONTARIO – August 30, 2011 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of exploration drilling at its 49% owned San José mine in Santa Cruz Province, Argentina.  Drilling during the first half of the year was mainly dedicated to infill drilling, whereas drilling during the second half will focus on exploration for new resources.  A total drilling program of 50,600 meters is planned for 2011.  During the second quarter a total of 58 diamond core holes totaling 14,300 meters were drilled compared to 24 core holes totaling 5,411 meters during the first quarter.

The drilling successfully extended the Dos Lauras vein several hundred meters to the northwest and the known vein strike length is now just over 1,000 meters.  In addition, infill drilling was completed with good results on the Micaela, Luli, Susana and Marta veins.  Resources defined by the drilling will be reported as part of the year end resource update that will be released near the end of the first quarter of 2012.

A map of the principal veins at the San José mine is shown in Exhibit 1, and locations of some of the principal drill holes drilled during the quarter are shown in Exhibit 2.  Drilling results received for the drilling are provided in Exhibit 3 and highlights include:

•	Susana Vein
Hole SJD-864 – 0.56 m (meters) at 6.93 g/t (grams/tonne) Au and 1,504 g/t Ag
Hole SJD-875 – 0.88 m at 5.28 g/t Au and 441 g/t Ag

•	Luli Vein
Hole SJD-869 – 1.05 m at 16.89 g/t Au and 1,642 g/t Ag
Hole SJD-871 – 1.98 m at 19.55 g/t Au and 1,721 g/t Ag

•	Luli Cymoid Loop
Hole SJD-869 – 1.19 m at 5.54 g/t Au and 668 g/t Ag
Hole SJD-871 – 0.80 m at 44.48 g/t Au and 7,747 g/t Ag
Hole SJD-879 – 0.79 m at 11.9 g/t Au and 1,263 g/t Ag

•	Dos Lauras Vein
Hole SJD-884 – 1.37 m at 43.32 g/t Au and 5,314 g/t Ag

•	Micaela Vein
Hole SJD-889 – 1.32 m at 7.71 g/t Au and 825 g/t Ag
Hole SJD-895 – 4.03 m at 21.37 g/t Au and 2,285 g/t Ag

The vein system at San José continues to be open at depth and laterally.  As a result of the discovery of the east-west trending Micaela-Sofia vein system last year, previous drill results are being reinterpreted to define new drilling targets in and near the mine area in conjunction with new surface magnetic data and existing induced polarization geophysics data.

During the first half of 2011, 3,147 line-kilometers of surface magnetic lines spaced 75 meters apart were run covering 22,000 hectares (54,000 acres) southeast of the mine area.  The magnetic data is being

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analyzed to define drilling targets southwest of the mine, an area that is covered by a layer of post-mineral basalt.  The magnetic data will be complemented by 342 line-kilometers of gradient array Induced Polarization (“IP”) to be run over the same area during the next four months as well as 25 line-kilometers of pole-dipole array IP.

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: One, a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine that is located near Goldcorp's Cerro Negro project; Two, 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; Three, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project.  The Company had $22 million USD in cash as at June 30, 2011 with no bank debt.  Rob McEwen, Chairman and CEO, owns 30% of the shares of the company.  On June 14, 2011 the Company announced that Mr. McEwen proposed to combine the Company with US Gold Corporation to create a high growth, low-cost, mid-tier silver producer focused on the Americas.  This transaction, subject to a number of approvals (including by the shareholders of the Corporation), is expected to close in late 2011.

About Minera Santa Cruz: Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal vein deposits and currently operates four underground vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

Jim Duff Chief Operating Officer 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Technical Information:
This news release has been reviewed and approved by Jim Duff the Chief Operating Officer of the Corporation, a Qualified Person as defined by Canadian Securities Administrator National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“43-101”). Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture. Assay results for the drilling were reviewed by Jim Duff. All samples were collected in accordance with industry standards. Splits from checks of the drill core samples assay at the San José Mine laboratory were submitted to Alex Stewart Assayers, Argentina S.A. in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays. Jim Duff has reviewed the results of the check assays and other quality control measures.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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Exhibit 1

Plan Map of Principal Veins at the San José Mine

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Exhibit 2

 Drill Hole Location Map

2400500
2401000
2401500
4832500
4832000
PERLA
TATI
LULI
SUSANA
NOTRO
FREA
ULA
DOS LAURAS
LULI
MICAELA
SOFIA
MARTA
SANSON
SJD-825 S
SJD-867 S
SJD-864 S
SJD-877 S
SJD-867 L
SJD-881 L
SJD-837 L
SJD-883 L
SJD-876 S
SJD-880 L
SJD-865 L
SJD-837 D
SJD-876 L
SJD-869 S
SJD-877 S
SJD-865 D
SJD-872 L
SJD-825 L
SJD-869 L
SJD-874 S
SJD-874 L
SJD-870 L
SJD-879 L
SJD-872 L
SJD-876 D
SJD-864 L
SJD-871 L
SJD-875 L
SJD-875 L
SJD-873 L
SJD-484 L
SJD-870 D
SJD-879 D
SJD-878 L
SJD-482 L
SJD-485 L
SJD-491 D
SJD-503 L
SJD-778 D
SJD-479 D
SJD-716 D
SJD-473 L
SJD-724 D
SJD-473 D
SJD-821 D
SJD-726 D
SJD-727 D
SJD-885 D
SJD-472 D
SJD-391 D
SJD-477 D
SJD-708 D
SJD-340 D
SJD-386 D
Legend
S Susana Intercepts
L Luli Intercepts
D Dos Lauras Intercepts
Known Veins
0 125 250
Meters
N

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Exhibit 3

 Surface Drilling Results from April 1, 2011 to June 30, 2011

Luli, Susana, Dos Lauras Extension, and associated splits and loops
Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD‐864	217.29	217.89	0.60	0.55	0.01	5	Luli
SJD‐864	153.90	155.00	1.10	0.075	6.62	1,028	Orion
SJD‐864	177.79	178.40	0.61	0.056	6.93	1,504	Susana
SJD‐869	190.30	191.35	1.05	1.05	16.89	1,642	Luli
SJD‐869	122.00	122.95	0.95	0.73	0.11	5	Orion
SJD‐869	187.65	188.95	1.30	1.19	5.54	668	Luli Cymoid Split
SJD‐869	134.35	135.70	1.35	1.07	0.08	9	Susana
SJD‐870	228.15	228.90	0.75	0.55	1.34	102	Coiron
SJD‐870	247.75	248.75	1.00	0.72	3.77	9	Dos Lauras Extension
SJD‐870	248.75	249.75	1.00	0.72	0.86	53	Dos Lauras Extension
SJD‐870	129.55	130.90	1.35	1.23	0.28	52	Luli
SJD‐870	241.05	241.70	0.65	0.5	1.74	113	Neneo
SJD‐871	249.30	251.30	2.00	1.98	19.55	1,721	Luli
SJD‐871	245.95	246.95	1.00	0.8	44.48	7,747	Luli Cymoid Split
SJD‐872	118.75	128.45	9.70	7.9	5.85	229	Luli
SJD‐873	177.95	178.85	0.90	0.83	0.08	6	Luli
SJD‐873	137.20	138.55	1.35	1.06	0.58	64	Luli Cymoid Split
SJD‐874	345.10	345.80	0.70	0.65	0.02	6	Luli
SJD‐874	313.20	313.95	0.75	0.64	0.01	5	Oiron
SJD‐874	128.00	129.00	1.00	0.8	0.44	5	Perla
SJD‐874	334.95	335.95	1.00	0.82	0.01	4	Luli Cymoid Split
SJD‐874	317.00	317.75	0.75	0.6	1.99	187	Susana
SJD‐875	323.95	325.21	1.26	1.19	3.26	79	Luli
SJD‐875	144.00	145.30	1.30	0.8	0.52	92	Notro
SJD‐875	256.50	257.42	0.92	0.76	1.42	194	Orion
SJD‐875	310.82	311.80	0.98	0.59	2.67	83	Luli Cymoid Split
SJD‐875	305.51	306.61	1.10	0.88	5.28	441	Susana
SJD‐876	325.00	326.00	1.00	0.74	2.19	38	Coiron
SJD‐876	336.30	341.80	5.50	4.18	3.58	82	Dos Lauras Extension
SJD‐876	239.03	239.85	0.82	0.78	0.12	4	Luli
SJD‐876	334.00	335.38	1.38	0.86	2.83	146	Neneo
SJD‐876	189.96	190.70	0.74	0.61	0.77	60	Susana
SJD‐877	260.67	261.70	1.03	0.94	0.59	36	Luli
SJD‐877	212.50	213.30	0.80	0.62	0.12	1	Orion
SJD‐877	220.40	221.30	0.90	0.74	0.15	4	Susana
SJD‐878	148.40	149.30	0.90	0.42	0.77	148	Luli
SJD‐878	142.28	143.05	0.77	0.74	1.26	178	Luli Cymoid Split
SJD‐879	283.65	284.10	0.45	0.33	0.01	2	Dos Lauras Extension
SJD‐879	146.03	147.72	1.69	1.51	2.24	291	Luli
SJD‐879	137.88	138.70	0.82	0.79	11.90	1,263	Luli Cymoid Split
SJD‐880	103.40	104.70	1.30	0.92	0.01	5	Luli
SJD‐881	168.85	170.15	1.30	0.99	0.02	7	Luli
SJD‐883	377.82	378.23	0.41	0.3	1.91	62	Coiron
SJD‐883	280.10	281.10	1.00	0.82	0.46	47	Luli
SJD‐883	217.20	218.10	0.90	0.72	0.01	2	Molle
SJD‐885	124.90	125.60	0.70	0.6	1.05	88	Dos Lauras Extension

Sanson, Pablo G and Antonella Veins
Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD-890	116.39	116.79	0.40	0.33	4.33	126	Sanson
Note:  Assays pending for Holes SJD-915, SJD-921, SJD-922 and SJD-925

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Micaela, Sofia and Dos Lauras veins and associated splits and loops
Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD‐884	131.30	132.92	1.62	1.37	43.32	5,314	Dos Lauras
SJD‐884	152.00	153.35	1.35	1.14	3.35	456	Sofia
SJD‐884	174.40	176.15	1.75	1.48	3.60	367	Sofia Footwall Cymoid
SJD‐884	188.50	190.20	1.70	1.44	2.71	143	Mara
SJD‐884	242.00	242.30	0.30	0.25	0.96	12	Frea 450 Split
SJD‐884	249.56	249.87	0.31	0.26	0.25	9	Micaela
SJD‐887	232.23	232.92	0.69	0.56	2.65	314	Marta
SJD‐888	121.72	124.70	2.98	2.44	3.99	259	Micaela
SJD‐889	131.20	132.50	1.30	1.08	2.02	274	Micaela HW Cymoid
SJD‐889	174.80	176.40	1.60	1.32	7.71	825	Micaela
SJD‐890	77.00	79.16	2.16	1.76	2.14	103	Micaela
SJD‐890	88.68	89.20	0.52	0.42	2.81	180	Micaela Footwall Cymoid
SJD‐890	107.16	107.86	0.70	0.57	2.38	243	Marta
SJD‐891	188.76	192.52	3.76	3.06	5.31	365	Micaela
SJD‐893	154.52	156.68	2.16	1.78	4.61	406	Micaela
SJD‐893	160.90	162.10	1.20	0.99	31.22	1,033	Marta
SJD‐894	210.14	212.35	2.21	1.8	0.17	10	Micaela
SJD‐894	214.36	216.05	1.69	1.37	0.06	3	Hera
SJD‐895	173.20	178.20	5.00	4.03	21.37	2,285	Micael
SJD‐895	185.00	187.65	2.65	2.14	21.70	2,035	Micaela Footwall Cymoid
SJD‐895	197.70	201.55	3.85	3.1	4.05	614	Hera
SJD‐897	144.55	149.35	4.80	3.94	2.75	292	Micaela
SJD‐897	158.50	161.40	2.90	2.3813	6.34	986	Hera
SJD‐900	124.00	127.30	3.30	2.68	0.54	135	Micaela
SJD‐901	153.00	153.50	0.50	0.41	1.17	65	Hera Footwall Cymoid
SJD‐902	129.35	133.45	4.10	3.31	1.67	173	Micaela
SJD‐902	133.45	134.45	1.00	0.81	0.15	127	Hera
Note:  No significant assays for Holes SJD-882 or SJD-924.  Holes SJD-864 and SJD-869 were started in the first quarter and finished in the second quarter.   Assays are pending for Holes SJD-886, SJD-892, SJD-896, SJD-898 through SJD-901, and Holes SJD-903 through SJD-923.

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